CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in this Annual Report on Form 40-F for the years ended December 31, 2008 and 2009 of Great Basin Gold Limited of our report dated March 22, 2010, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form F-10, as amended, filed with the United States Securities and Exchange Commission under File No. 333-157767 and File No. 333-163021 of our report referred to above.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, BC
March 31, 2010